UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 21, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Denali Therapeutics Inc.

File No. 001-38311 - CF#36671

Denali Therapeutics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2018, as amended on December 6, 2018.

Based on representations by Denali Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through August 9, 2028
Exhibit 10.3	through August 9, 2028
Exhibit 10.4	through August 9, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary